KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007

Earnings:
Pre-tax income from continuing operations before adjustment for minority interest and equity earnings (including amortization
of excess cost of equity investments) per statements of income	$970.2	$269.6
Add:
Fixed charges
Services	343.5	328.8
Amortization of capitalized interest	2.0	1.0
Distributed income of equity investees	114.9	87.9
Less:
Interest capitalized from continuing operations	(29.7)	(21.8)
Minority interest in pre-tax income of subsidiaries
with no fixed charges	(0.2)	(0.4)
Income as adjusted	$1,400.7	$665.1
Fixed charges:
Interest and debt expense, net per statements of income
(includes amortization of debt discount, premium, and debt
issuance costs; excludes capitalized interest)	$328.2	$316.2
Add:
Portion of rents representative of the interest factor
Services	15.3	12.6
Fixed charges	$343.5	$328.8

Ratio of earnings to fixed charges	4.08	2.02